Genius Group Leading the Education Revolution Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated February 25, 2022 Relating to Preliminary Prospectus dated February 25, 2022 Registration Statement File No. 333-257700 Investor Presentation February 2022

Safe Harbor Statement This presentation has been prepared by Genius Group Limited (the “Company”) for information purposes only. Such presentation may be presented to certain of the Company’s stockholders, as well as other persons who might be interested in purchasing securities of the Company in connection with our anticipated IPO. This presentation shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. We have filed a registration statement on Form F-1 (including a preliminary prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet been declared effective by the SEC. Before you invest, you should read the preliminary prospectus and other documents we have filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 22nd Floor, New York, New York 10004, telephone: (877) 436-3673 or e-mail: prospectus@think-equity.com.  The data contained herein was obtained from various sources, including certain third parties, and has not been independently verified. No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information contained herein. Any information on the past performance of the Company contained herein is not an indication as to its future performance. This presentation does not constitute legal, regulatory, accounting or tax advice to you, or any form of financial opinion or recommendation by the Company or any other party. None of the Company’s respective affiliates, shareholders, directors, employees, agents, advisors or representatives will be liable (in negligence or otherwise) for any loss howsoever arising from any use of this presentation or its contents or otherwise arising in connection with this presentation. The recipient should seek independent third party legal, regulatory, accounting and/or tax advice regarding the contents of this presentation. This presentation contains forward-looking statements. These statements include descriptions regarding the intent, belief or current expectations of the Company or its officers and may be recognized by the use of words such as “anticipate,” “expects,” “plans,” “will,” “estimates,” “projects,” “intends,” “believe,” “will” or words of similar meaning. Such forward-looking statements are based on assumptions that are inherently subject to significant risks and uncertainties, including those described in the “Risk Factors” section of the prospectus, many of which are beyond the Company’s control. Actual results may materially differ from those in the forward-looking statements contained herein. Nothing is this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein or any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on such forward-looking statements, which speak only as of the date they are made. The Company and affiliates assume no obligation to and do not undertake to update such forward-looking statements to reflect future events or circumstances. The Company’s financial statements are prepared according to IFRS. This presentation includes certain non-IFRS financial measures, which are different from financial measures calculated in accordance with IFRS. Such non-IFRS financial measures should be considered in addition to and not as a substitute for or superior to financial measures calculated in accordance with IFRS. In addition, the definition of adjusted EBITDA in this presentation may be different from the definition of such term used by other companies, and therefore comparability may be limited. This presentation also contains certain financial projections of the Company, which are based upon a number of assumptions, estimates and forecasts that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control, and upon assumptions with respect to future business decisions which are subject to change. These projections may vary materially from actual results. The Company and its respective affiliates make no representation that these projected results will be achieved. The recipient should not place undue reliance on this information.

Offering Summary Issuer Genius Group Limited Listing / Symbol NYSE American / GNS Shares Offered 7,272,727 shares Over-Allotment Option 15% (1,090,909 shares) Expected Price Range $5.00 - $6.00 Expected Offering Size $40,000,000 Use of Proceeds $25.1 million for completing IPO acquisitions. Remainder for working capital for the acquisitions, development costs of our Edtech platform, working capital, and for general corporate purposes Sole Book-Runner ThinkEquity

130k High Tech 1,900,000 Students Genius Group Highlights We are a world leading, fast growing Edtech group with a mission to revolutionize our global education system. We are disrupting the current education model with a student- centered, life long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. $24.2 M 2020 revenue $17.7 M 2020 gross profit $4.6 M 2020 EBITDA* 144% 2020 YoY growth High Touch 9,400 Partners 1.9 million students on our GeniusU Edtech platform learning our life long learning Genius Curriculum with their personal AI Genie: With over 4,000+ courses, 5,000+ virtual events, and over 1,000 new students a day joining our community. 9,400 faculty members and community partners building their schools and learning communities on our Edtech platform and in person: Reaching 20,000 cities in 200 countries, with over 100 new faculty and community leaders a day joining our global community. * EBITDA is a non-IFRS measure.

130k The Problem Students, employees and individuals of all ages need a more personalized, engaging education system to equip them for life. The current education system is delivering a standardized, out-of-date curriculum that most students agree is failing them. With the current jobs crisis, education crisis and pandemic, this problem has become more pronounced than ever.

130k The Problem This problem has been highlighted in the 2020 World Economic Forum white paper, on the need for a 21st century education system https://www3.weforum.org/docs/WEF_Schools_of_the_Future_Report_2019.pdf

Our Solution We deliver a personalized life long education system with an AI-driven Edtech platform and a 21st century curriculum Edtech Platform Genie AI Assistant creating a personalized pathway Accredited Courses From certified courses to US university degrees 100 Year Curriculum Equipping students with highly relevant skills Global Community Connecting students with companies and mentors Global Faculty Including teachers, CEOs and bestselling authors Daily Calendar Daily live and virtual events to learn and earn

Our Stakeholders

130k A $10 Trillion Market Ready for Disruption This is a life long learning opportunity, from early learning through primary, secondary and tertiary education, to adult learning and corporate training.

Our Three Phase Strategy We are following three five-year phases in our growth to establish ourselves as a leading global curriculum to rival existing accredited curriculums. Phase One 2015 to 2020 EDUCATE ENTREPRENEURS For the first five years we have been focusing on entrepreneurs who are willing to self-fund their education. This has enabled us to grow globally to over 1.4 million members and to self-fund our growth with our students becoming our investors. Phase Two 2020 to 2025 EXPAND TO SCHOOLS We have begun our second phase with the acquisition of a series of education based companies serving early learning, primary, secondary schools and university. This gives us a full life long learning curriculum that we are licensing to partners. Phase Three 2025 to 2030 ALTERNATIVE CURRICULUM After growing our reputation with educators, schools and universities, we aim to have our curriculum accredited in the US, UK, Asia and Australia as an alternative to the existing curriculums. We believe this will be the first fully accredited life long learning curriculum.

Our Edtech Platform Entrepreneur Level Passions Talents Entrepreneur Profile Purpose Genie, GeniusU’s A.I. virtual assistant, gives each student and faculty member personalized recommendations on what courses to take, how to upskill, who to meet and where to go based on their step in the curriculum, their stage of business growth, global location and interests, together with their personal values, vision, passions, talents, and purpose. Our GeniusU Edtech platform includes assessments algorithms which provide us with intelligent data on each student’s interests, entrepreneur level and social connections.

Our Genius Curriculum

Learning for Life

We aim to develop a life long curriculum to provide a full, accredited entrepreneurial alternative. From early-learning education to primary and secondary school, university and adult learning, we plan to personalize a learning path that is unique to each student's needs.

Prep	Primary	Secondary	Apprentice	Entrepreneur	Mentor
0-7	6-14	12-18	16-22	16-80	18-100+
TWO ONE K PRE-K	EIGHT SEVEN SIX FIVE FOUR THREE	TWELVE ELEVEN TEN NINE	SENIOR JUNIOR SOPHOMORE FRESHMAN	ULTRAVIOLET VIOLET INDIGO BLUE GREEN YELLOW ORANGE RED INFRARED	ELDER MASTER TRAINER TRAINER FACILITATOR CONSULTANT COACH

Our Learning Experience Our students join as free students and then progress to course and diploma students, with their A.I. Genie guiding them on their personalized path. Register on GeniusU Take assessments to personalize your journey Join a free event or course Follow a personalized learning path Build your GeniusU profile

Our C.L.E.A.R. Philosophy Our Students earn Genius Entrepreneur Merits (GEMs) for each step they take to Connect, Learn, Earn, Act and Review, gamifying their learning experience.

Our Faculty Partners Jack Canfield JJ Virgin Phil Town Success Nutrition Investment Mari Smith Social Media Chris & Janet Passion Roger Hamilton Business NY Times Bestselling Authors Over 2,500 Certified Trainers We have over 2,500 certified mentors and trainers delivering online and in person education with content from world famous entrepreneurs and NY Times bestselling thought leaders

Our 10 Genius Principles Our Genius Curriculum is based on 10 principles, which we believe create distinct points of difference compared to the traditional education system and other Edtech companies. Personalized vs standardized Challenge based courses vs exam based courses Impact focused vs information focused Positive credit system vs destructive debt Global classroom vs local classes Leading learners vs teaching teachers Decentralized vs centralized Inclusive entry vs exclusive entry Life Long Learning vs age based learning Life & leadership skills vs only academic skills

Genius Story: Sandi Herrera Sandi’s Genius Journey 2015: Joined GeniusU after taking the Genius Test 2015: Attended the Global Entrepreneur Summit 2015: Became certified on GeniusU as a Performance Consultant 2016: Joined 12 Month Crystal Circle Mentoring Program 2017: Joined Genius School team and launched Educator Dynamics 2018: Launched Genius School US with first Genius Camps 2019: Brought former employer Zappos in as a main sponsor 2020: Pivoted during pandemic with mentoring: $15,000 to $200,000 2021: Representing Genius Group at GSV EdTech Summit in San Diego After working at Zappos in Las Vegas, Sandi left the company with an ambition of ‘delivering happiness’ to schools. She joined GeniusU in 2015, first as a student and then as a mentor. She has since grown Genius School in the US as well as her own teacher training company, Educator Dynamics, with Zappos now sponsoring her Genius Camps. “The key to growing as an educator is to keep company with others who uplift you, whose presence inspires you, and whose dedication drives you.” - Sandi Herrera, Genius Partner since 2018

Our Edtech Business Model Ave Student Acquisition Cost $15 Ave Student 24 Mth Revenue Students sign up for free to GeniusU for online events and courses relevant to their area of interest. They then upgrade to pay for individual courses, certifications, training, mentoring and education products. These range from assessments and events priced under $100 through to annual training and accredited university degrees at over $20,000. Students can also upgrade to Citizen level ($97/year) or Mentor level ($970/year) with tools and dashboards to provide courses and training: An ‘Amazon for Education’. At Mentor level, they qualify to join our faculty and they can add their own courses, certifications and products to GeniusU. GeniusU receives a platform fee of between 10% to 30% of all partner products purchased on the platform, and 100% on its own products and programs. x60 GeniusU is an ‘Amazon for Education’ on which educators can run their own schools 76c

Our Student Pathway Every day over 1,000 new students join our community. Each takes a personalized journey on an education pathway that gives them relevant skills that they can implement immediately. Join for free Students join our GeniusU platform via local mentors or online courses Personalize Students take assessments to personalize their journey & profile Daily steps Students take daily actions to Connect, Learn, Earn, Act, Review Courses Students pay for courses, camps, mentoring and memberships Diplomas Students upgrade to annual certified diplomas, earning GEMs as they go $0.76 Every $1,000 in marketing cost results in 1,326 new students, $1,860 within 12 months and $20,501 within 24 months: 20.5x ROAS Marketing Cost per Student Each $1,000 In marketing spend… New visitors 7,703 Enrolments 3,317 Students 1,326 Upgrade students 13 $15.46 24 Month Revenue per Student …results in $20,501 in new revenue. Daily Actions 2,653

Our Partner Pathway

**Every month over 150 new partners join our community.
Each earns as community partners building local learning communities or faculty partners creating online microschools.**

Each $1,000 In marketing spend…	Join for free	Upgrade	Certification	Enrolment	…results in $23,679 in new partner revenue.
	Partners join our GeniusU platform in the same way as our students	Partners upgrade to one of our partner pathways and memberships	Partners pay for certifications to qualify as our genius partners	Partners host courses and events, enrolling additional students	
$26	1,540	38	4	1,520	$1,229
Marketing Cost per Partner	New visitors	Partners	Faculty	New students	24 Month Revenue per Partner

Every $1,000 in marketing cost results in 38 new partners, and $46,702 in Partner Revenue within 24 months: 46.7x ROAS

Our Growth Model We plan to maintain our current growth rate with a four-step model of acquisition, integration, digitization and distribution. Event Partners Country Partners City Leaders Global Sponsors Mentors & Faculty Genius Partners Product Partners Distribute curriculum globally with our platform and community Grow our faculty and partner network for rapid growth of our high tech, high touch education experience. Integrate into Group Acquire companies with core curriculum and govt accreditation Partner with companies and institutions with complimentary courses Partner with Group Digitize courses on our platform Build big data and AI capabilities to be a leader in personalized curriculum

Our Acquisition Business Model Our acquisition model enables us to acquire government accredited curriculum that we can then distribute globally on our Edtech platform CURRICULUM Targeting education and vocational training companies that will contribute to our entrepreneur education curriculum and faculty: 1. $2M-$10M in revenue 2. US, UK, Asia or Australia 3. Government accredited 4. Ability to acquire for shares or vendor ﬁnancing 5. Loyal client base 6. Certiﬁed trainers 7. Capable leadership Targeting schools and vocational training colleges that will contribute to our family of campuses around the world: 1. $5M-$15M in revenue 2. US, UK, Asia or Australia 3. Government accredited 4. Ability to acquire for shares or part cash, part shares. 5. Loyal student base 6. Experience faculty 7. Capable leadership CAMPUSES Targeting EdTech companies that have strong technology and growth, which can complement our GeniusU platform and user base: 1. $10M-$25M in market value 2. Good growth record 3. Ability to acquire for shares or part cash, part shares. 4. Active and growing user base 5. Strategic partnerships 6. Strong tech team 7. Capable leadership EDTECH

Current companies and acquisitions Genius Group is the holding company that is acquiring other companies in the group. This is the company being listed on NYSE GeniusU is the edtech company that provides the AI personalized learning and global community to the rest of the group Entrepreneurs Institute owns the leading set of entrepreneur education tools, for startups to high growth companies Entrepreneurs Resorts is the world’s leading group of resorts, retreats and coworking cafes for entrepreneurs Education Angels delivers home educators and childcare for 0-5 year olds, with creative thinking and play modules E-Square is a full campus with primary, secondary and college education for students in entrepreneurship. University of Antelope Valley is a California based, WASC accredited US University issuing degrees on campus & online Property Investors Network is an investor education network with investor meetups held in 50 cities and online. GeniusU delivers digital assets and a global community that beneﬁts all students in our group of companies.

Our Board Roger Hamilton, CEO Roger is Founder of Genius Group, Entrepreneur Resorts and Entrepreneurs Institute. He is a New York Times Bestselling author, futurist and social entrepreneur. He has had over 30 years experience launching and building companies, and has spent the last 10 years building the current group. In 2017 he took Genius Resorts public with the team on the Seychelles Stock Exchange and is now focused on the group IPO on NYSE American. Richard J. Berman, Director Richard is a director of four public NASDAQ companies – Cryoport Inc., Comsovereign Holding Corp., BioVie Inc., and Context Therapeutics Inc., and over the last decade he has served on the board of five companies that have reached over one billion dollars in market cap – Cryoport, Advaxis, EXIDE, Internet Commerce Corp., and Ontrak (Catasys). His early career began with Goldman Sachs and thereafter he became the Senior Vice President of the Bankers Trust Company, where he started the mergers and acquisitions, and leveraged buyout departments. Patrick Grove, Director Patrick Grove is CEO and co-founder of Catcha Group. He has been listed by Bloomberg Businessweek as one of Asia’s Best Young Entrepreneurs, by Business Week Asia as Top Entrepreneur under 40 and served as a judge of Talent Unleashed alongside Richard Branson and Steve Wozniak. He has listed four tech companies, with iProperty selling to a subsidiary of News Corp for A$751m and iFlix selling recently to Tencent. The Genius Group team includes over 200 full time staff and 7,500 partners with teams, locations and offices divided across 3 geographic regions: NASA, EMEA & APAC. Our teams operate from over 40 cities in USA, South America, Europe, Africa, Asia & Australia. The curriculum is delivered in 7 major languages to a global community.

Our Board Nic Lim, Director Nic Lim brings 20 years of experience in hi-growth tech companies to the Board. He is Founder of 8capita and Executive Chairman and Founder of 8common Limited (listed on the Australia Securities Exchange 8CO:ASX). He is also Co-Founder of Catcha.com which has evolved and launched 3 tech IPO's. Iproperty.com (IPP:ASX), Catcha Media (CHM:MAL), iCARAsia (ICQ:ASX). Anna Gong, Director Anna Gong is the CEO of Perx Technologies, a leading mobile customer engagement solutions provider with investors including Golden Gate Ventures and Facebook co-founder, Eduardo Saverin. She is a sought after speaker and expert in the latest AI tech enabling customer engagement and loyalty, and is the winner of the Singapore Women Entrepreneur Award 2017. Sandra Morrell, Director Sandra has had over 30 years’ experience in management and general management positions in banking, commerce, training and hospitality. She has most recently been COO of Entrepreneur Resorts, overseeing a multi- million-dollar portfolio of companies and a global leadership team with offices in Australia, Indonesia, Singapore, Japan, Thailand, South Africa and England. She is now Board Secretary.

Our Financial Growth Our financials show the growth of Genius Group as we have grown from one company to eight companies in the group.

Our Revenue Growth Our revenue growth has been the result of both organic growth and growth by acquisition, with three revenue segments.

Capitalization and Ownership CAPITALIZATION ORDINARY SHARES Common Shares Outstanding Pre-IPO Common Shares to be issued in closing of IPO Acquisitions Options Reserved for Issuance (WAEP $6.41) 16,155,810 2,091,246 5,046,895 Fully Diluted Common Shares Outstanding 23,293,951 Of the 16.2 million ordinary shares that have been issued in the Company, 11 million are held by executive officers. The other 5.2 million are held by over 500 individual shareholders, who began as our students and partners. Of the 5.0 million share options reserved, all of our staff and many of our partners are participants, with a vested interest in our vision and the future success of our group. Executive Officers 10,999,098 Existing Shareholders 5,156,712 Acquisitions 2,091,246

Our Edtech Strategy The revenues and cash flow from our operations enable us to fund the development of our edtech platform in the following five areas: Personalised AI GENIE Giving a personal life long learning journey to students at every stage of their life journey Interactive AR LAYER Enhancing our real- world experience in what we learn, where we learn and who we meet Immersive LEARNING Through blended combination of high tech and high touch, live and engaging experiences Predictive METAVERSE A leader in metalearning in the metaverse as it replaces apps and the internet Integrated EARNING With gamified Genius Education Merits (GEM) Student Credits, not Student Debt

Thank you “Everybody is a genius. But if you judge a fish by its ability to climb a tree, it will live its whole life believing that it is stupid.” Genius Group Thank you.